EXHIBIT 99.1


                                 [Translation]

To Whom It May Concern:

                                      Filed on September 1, 2003
                                      Company Name: Toyota Auto Body Co., Ltd.
                                      Name and Title of Representative:
                                        Risuke Kubochi, President
                                      Code Number: 7221
                                        First Section of Tokyo and Nagoya
                                          Stock Exchanges
                                      Name and Title of Contact Person:
                                        Shinobu Ichikawa
                                        Director & General Manager, Management
                                          Control Division
                                      Telephone Number: 0566-36-7522

                                      [Parent Company]
                                      Company Name: Toyota Motor Corporation
                                      Name and Title of Representative:
                                          Fujio Cho, President
                                      Code Number: 7203
                                          Securities exchanges throughout Japan
                                      Name and Title of Contact Person:
                                            Takahiko Ijichi
                                            General Manager, Accounting Division
                                      Telephone Number: 0565-28-2121


             Notice Concerning Amendments to the Business Prospects
             ------------------------------------------------------


Based on recent progress in our business performance, we made amendments to the business performance prospects of Fiscal Year 2004 (starting from April 1, 2003 and ending on March 31, 2004) of Toyota Auto Body Co., Ltd. ("TAB") disclosed upon the announcement of the financial statements on April 24, 2003, as follows:

1. Amendments to the prospective figures of non-consolidated interim business performance of Fiscal Year 2004 ending March 31, 2004 (from April 1, 2003 to September 30, 2003)

                                                                     (In millions of yen,%)
-------------------------------------------------------------------------------------------
                                               Net sales         Ordinary       Interim net
                                                                  income          income
-------------------------------------------------------------------------------------------
    Previous prospects (A)                      435,000            8,500           5,000
-------------------------------------------------------------------------------------------
    New prospects (B)                           435,000            8,500          26,000
-------------------------------------------------------------------------------------------
    Amount changed                                   --               --          21,000
    (B - A)
-------------------------------------------------------------------------------------------
    % of change                                      --               --           420.0
-------------------------------------------------------------------------------------------
    (Reference)                                 451,136            8,138          13,137
    Actual performance for the period
    from April 1, 2002 to September
    30, 2002 (Interim period of
    FY2003)
-------------------------------------------------------------------------------------------

2. Amendments to the prospective figures of consolidated interim business performance of Fiscal Year 2004 ending March 31, 2004 (from April 1, 2003 to September 30, 2003)

                                                                     (In millions of yen,%)
-------------------------------------------------------------------------------------------
                                               Net sales         Ordinary       Interim net
                                                                  income          income
-------------------------------------------------------------------------------------------
    Previous prospects (A)                      445,000            9,300           5,500
-------------------------------------------------------------------------------------------
    New prospects (B)                           445,000            9,300          26,500
-------------------------------------------------------------------------------------------
    Amount changed                                   --               --          21,000
    (B - A)
-------------------------------------------------------------------------------------------
    % of change                                      --               --           381.8
-------------------------------------------------------------------------------------------
    (Reference)                                 458,880            8,978          13,607
    Actual performance for the period
    from April 1, 2002 to September
    30, 2002 (Interim period of
    FY2003)
-------------------------------------------------------------------------------------------

3. Amendments to the prospective figures of non-consolidated business performance of Fiscal Year 2004 ending March 31, 2004 (from April 1, 2003 to March 31, 2004)

                                                                     (In millions of yen,%)
-------------------------------------------------------------------------------------------
                                               Net sales         Ordinary          Net
                                                                  income          income
-------------------------------------------------------------------------------------------
    Previous prospects (A)                      820,000            15,000          9,000
-------------------------------------------------------------------------------------------
    New prospects (B)                           820,000            15,000         30,000
-------------------------------------------------------------------------------------------
    Amount changed                                   --                --         21,000
    (B - A)
-------------------------------------------------------------------------------------------
    % of change                                      --                --          233.3
-------------------------------------------------------------------------------------------
    (Reference)                                 912,872            16,543         17,777
    Actual performance for the period
    from April 1, 2002 to March 31,
    2003 (FY2003)
-------------------------------------------------------------------------------------------

4. Amendments to the prospective figures of consolidated business performance of Fiscal Year 2004 ending March 31, 2004 (from April 1, 2003 to March 31,
    2004)

                                                                     (In millions of yen,%)
-------------------------------------------------------------------------------------------
                                               Net sales         Ordinary          Net
                                                                  income          income
-------------------------------------------------------------------------------------------
    Previous prospects (A)                      840,000            16,500          9,800
-------------------------------------------------------------------------------------------
    New prospects (B)                           840,000            16,500         30,800
-------------------------------------------------------------------------------------------
    Amount changed                                   --                --         21,000
    (B - A)
-------------------------------------------------------------------------------------------
    % of change                                      --                --          214.3
-------------------------------------------------------------------------------------------
    (Reference)                                 929,745            18,098         18,600
    Actual performance for the period
    from April 1, 2002 to March 31,
    2003 (FY2003)
-------------------------------------------------------------------------------------------

5.  Reason for the Amendments

    On May 30, 2003, Toyota Motor Corporation ("TMC" - a major shareholder of
    TAB) purchased additional shares of TAB and came to hold a majority of TAB's voting rights. In connection with the above, TAB sold its TMC shares pursuant to Article 211-2 of the Commercial Code and accordingly, TAB reported the gain from such sales as extraordinary profit and amended the prospective figures for the net income. The amendments made to the consolidated business performance prospects also reflect the fluctuation in TAB's performance.